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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

06020901

RECD S.E.C.
JAN 19 2006
1086

January 9, 2006

Act	Exchange Act
Section	
Rule	14e-5
Public Availability	1/9/06

Ashar Qureshi, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall St.
London EC2V 5EH, England
United Kingdom

Re: Offer by Adecco S.A. for Shares of DIS Deutscher Industrie Service AG
TP No: 06-33

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

Dear Mr. Qureshi:

This is in response to your letter dated January 9, 2006. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) herby grants an exemption from Rule 14e-5 under the Securities Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with German law, in particular the German Takeover Act;
- DIS Deutscher Industrie Service AG ("DIS"), a stock corporation organized under the laws of Germany, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act;
- All purchases of DIS Shares by the Affiliates and Departments of UBS AG, a corporation organized under the laws of Switzerland, (the "Financial Advisor") will be subject to German laws and rules, including the German Takeover Act and the rules of the Frankfurt Stock Exchange;
- All purchases of the Securities by the Financial Advisor through the Affiliates and Departments during the Offer will be effected in the ordinary course of business and will not be undertaken for the purposes of promoting or otherwise facilitating the Offer, or for

the purpose of creating actual, or apparent, active trading in, maintaining, or affecting the prices of the Securities;

- The Affiliates and Departments of the Financial Advisor will voluntarily comply with the United Kingdom's City Code on Takeovers and Mergers (City Code);

- UBS Securities LLC, an affiliate of the Financial Advisor, is registered under Section 15(a) of the Exchange Act;

- The Financial Advisor maintains and enforces written policies and procedures that are reasonably designed to prevent the flow of information to or from its Affiliates and Departments that might result in a violation of the federal securities laws through the establishment of information barriers;

- The Affiliates and Departments have no officers (or persons performing similar functions) or employees (other than clerical, ministerial, or support personnel) in common with the Financial Advisor that direct, effect, or recommend transactions in the Securities; and

- Purchases of Shares outside the Offer are permitted under applicable German rules.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Financial Advisor's Affiliates and Departments to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;

2. The Offer document shall disclose prominently the possibility of, or the intention to make, purchases of Shares by the Affiliates and Departments;

3. The Financial Advisor shall disclose in the United States information regarding purchases of Shares to the extent such information is made public in Germany;

4. The Financial Advisor and its Affiliates and Departments shall comply with any applicable requirements under German law, including the German Takeover Act and rules of the Frankfurt Stock Exchange;

5. The Financial Advisor shall provide to the Division of Market Regulation (Division) upon request, a daily time-sequenced schedule of all purchases of Shares made by the Financial Advisor's Affiliates and Departments during the Offer, on a transaction-by-transaction basis, including;
    a. size, broker(if any), time of execution, and price of purchase; and
    b. the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Financial Advisor shall transmit the information specified in paragraphs 5(a) and 5(b) to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Financial Advisor shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Financial Advisor shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Financial Advisor and its Affiliates and Departments shall comply with Rule 14e-5.

The foregoing exemption is based solely on your representations and the facts presented in your letter dated January 9, 2006, and is strictly limited to the application of the rules and statutory provisions listed above to your proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority

James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing

Attachment

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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FRANKFURT
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HONG KONG
TOKYO

January 9, 2006

Via Facsimile

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 1 0 2006

DIVISION OF MARKET REGULATION

Attention: Mr. James A. Brigagliano
Assistant Director,
Division of Market Regulation

Re: Offer by Adecco S.A. for Shares of DIS Deutscher Industrie Service AG

Dear Mr. Brigagliano:

We are writing on behalf of our client, UBS AG, a corporation organized under the laws of Switzerland ("Financial Advisor"), who, through its Swiss and German operations is acting as financial advisor to Adecco S.A. ("Adecco" or the "Bidder"), a limited liability company incorporated in Switzerland. The advisory engagement relates to a public offer (the "Offer") by the Bidder to acquire all the issued ordinary shares (the "Shares") of DIS Deutscher Industrie Service AG ("DIS"), a corporation organized under the laws of the Federal Republic of Germany. We hereby request, on behalf of the Financial Advisor and its affiliates and separately identifiable departments ("Affiliates and Departments"), exemptive relief from the provisions of Rule 14e-5 ("Rule 14e-5") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to certain trading activities of the Financial Advisor's Affiliates and Departments during the pendency of the Offer, as described below.

I. Background

A. DIS

According to information available to Adecco, DIS is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act. DIS's Shares are not registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange, nor quoted on Nasdaq. Further, DIS does not file reports with the Commission pursuant to Section 13(a) or 15(d) of, or furnish information to the Commission pursuant to Rule 12g3-2(b) under, the Exchange Act. DIS does not have any sponsored ADR programs outstanding.

DIS, founded in 1967, is a provider of professional staffing solutions in Germany and focuses on temporary staffing, career and recruiting services and project work. DIS operates out of six business divisions: Office Management, Industry, Finance, Information Technology, Engineering Services and Consulting & Outsourcing. According to its published 2004 consolidated financial statements, DIS generated EUR 265 million in total revenues in 2004, and at December 31, 2004, DIS had EUR 93 million in total assets.

DIS's shares are quoted on the official market in the sub-sector Prime Standard on the Frankfurt Stock Exchange and, in addition, are traded in the non-official dealing (Freiverkehr) at the stock exchanges of Dusseldorf, Hamburg, Munich, Berlin and Stuttgart. As of the date of this letter, DIS's share capital amounted to EUR 12,300,000, divided into 12.3 million no par value bearer shares which have been fully paid in. The articles of incorporation of DIS provide further that DIS has an additional authorized capital of EUR 2.64 million and a conditional share capital of EUR 792,000.

Based on publicly available information, as of the date hereof only one U.S. shareholder owned more than 5% of the Shares in DIS. Based on publicly available information and information provided by DIS and to the best knowledge and belief of the Financial Advisor, U.S. persons beneficially own more than 10% but significantly less than 40% of the Shares (the Financial Advisor estimates that U.S. persons beneficially own between 10% and 15% of the Shares generally and between 20% and 25% of the Shares excluding holdings of greater than 10%). As a result, it appears that this transaction would be considered a Tier II tender offer within the meaning of Rule 14d-1 under the Exchange Act.

B. Adecco

Adecco is a global leader in human resources services. The Adecco group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in 75 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco group delivers a range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers a range of specialised branded businesses; and LHH Career Services encompasses a portfolio of outplacement and coaching consultancy businesses.

The shares of Adecco are registered pursuant to Section 12(b) of the Exchange Act and listed on the New York Stock Exchange in the form of American Depositary Shares. The shares of Adecco are also listed on SWX Swiss Exchange (and traded on virt x) and on Euronext

Paris. In 2004, Adecco generated EUR 17,239 million in total revenues. At December 31, 2004, Adecco had Eur 6,441 million in total assets.

C. Offer Structure

The Offer will be made in cash by a wholly owned subsidiary of Adecco organized under the laws of Germany and will be structured as a single offer made concurrently in Germany and in the United States, as well as in other jurisdictions where such offer may legally be made.

The Offer will be structured to comply with the applicable provisions of the German Takeover Act (the "Act") and the regulations issued under the Act. In addition, except as otherwise requested herein, the Offer will be structured to comply with Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of DIS is registered under Section 12 of the Exchange Act.

Public announcement of the Offer was made in Germany and the United States on January 9, 2006. The Offer will be made pursuant to an offer document (the "Offer Document") that will comply with the rules and regulations of the Act. In compliance with Rule 14(3) of the Act, the Offer Document will be published on the Internet website www.adecco.com in the German and English languages and will be made available in hard copy to U.S. holders in the English language upon the request of such shareholders. The Offer Document will also be made available to the public in hard copy upon request through an entity to be specified in an initial notice (*Hinweisbekanntmachung*, the "Notice") published in the Börsen-Zeitung, a German newspaper of general circulation and a notice in The Wall Street Journal. The foregoing procedure for making available the Offer Document to U.S. holders is customary in such offers in Germany.

Prior to publication of the Offer Document, the draft Offer Document will be filed with the German regulator, the German Federal Institute for the Supervision of Financial Services (*Bundesanstalt für Finanzdienstleistungsaufsicht*, or "BaFin"), within four weeks of announcement. Obtaining approval of the Offer Document by BaFin normally takes ten to 15 business days (for this purpose including Saturdays). Upon approval, Adecco will publish the Offer Document as described above. The Offer will commence on the first day on which both the Offer Document and the Notice are publicly available, which is required to occur promptly after BaFin clearance. It is expected that the Offer will commence about four to six weeks after the announcement of the Offer in early January.

The Act provides that the bidder can determine the period of time during which the Offer will remain open to acceptance, though the acceptance period may not be less than four weeks or more than ten weeks after commencement of the Offer. In certain cases, such as a change of the terms of the Offer in accordance with Rule 21 of the Act within the last two weeks of the offer period, a competing bid with a later expiration date than the Offer under Rule 22 of the Act, or in the event an extraordinary shareholder meeting will be called under Rule 16 of the Act, the initial acceptance period will be automatically extended. In any event, Adecco would ensure the Offer would remain open for an initial period of not less than 20 U.S. business days.

After expiration of the acceptance period, the Offer would close, and Adecco would pay for all Shares that are validly tendered against transfer of title. Closing would normally occur between three and seven German banking days after expiration of the acceptance period (assuming satisfaction of conditions precedent set forth in the Offer Document). An institution in Germany would act as the German central settlement agent administering the implementation of the Offer.

Shareholders of DIS who have accepted the Offer may, if permitted by Adecco, withdraw from the agreement concluded by such acceptance, without explanation, at any time prior to the expiration of the Offer period. Such withdrawal would need to be effected on a timely basis through the relevant shareholder's custodian bank.

During the acceptance period, acceptance levels and the total shareholdings as of that date will be published weekly and, during the last week of the acceptance period, daily pursuant to Rule 23 of the Act.

II. Trading Activities

The Financial Advisor and its Affiliates and Departments offer a full range of banking and securities services to governmental institutions, corporate and other business enterprises and institutional and individual investors around the world. Such services include brokerage, research, trading, corporate finance, capital markets, underwriting, asset management and investment advisory services, including discretionary portfolio management for customers.

Historically, the Financial Advisor or its Affiliates and Departments may have traded in the Shares or derivatives (including futures, forwards, options, swaps or similar instruments) (collectively, the "Securities") on the Frankfurt Stock Exchange or otherwise. Upon announcement of the Offer, the Financial Advisor will impose trading restrictions throughout its global operations to comply with all applicable restrictions (unless the relief requested in this letter is granted). Prior to the imposition of the trading restrictions, the Financial Advisor or its Affiliates and Departments may have engaged in, among others, the following trading activities in relation to the Securities and seek relief under Rule 14e-5 with respect to purchases or arrangements to purchase the Securities as related to the following activities (collectively referred to herein as the "Trading Activities") through Affiliates and Departments:[1]

(1) market making activities in the Securities;

(2) purchasing and selling the Securities as part of ordinary course portfolio and asset management activities (in which activities affiliates of the Financial Advisor would generally have discretionary trading authority) and as principal for their own accounts;

(3) principal facilitation to buy the Securities to facilitate client orders on the Frankfurt Stock Exchange;

(4) creation of derivative products (including futures, forwards, options, swaps or similar instruments) and delta hedging and covering activities, short sales and other forms of hedging and covering, such as purchasing and selling the

[1] Certain activities that are clearly permitted under or exempted from Rule 14e-5 are not discussed below and exemptive relief is not being sought for any such activities.

Securities with respect to positions in these newly created derivatives contracts that are created after the announcement of the Offer on January 9, 2006, as well as such activities with respect to derivative contracts in place prior to the announcement, and any such trading and positions as would be permitted pursuant to the relief requested herein;

(5) index arbitrage activities (other than risk arbitrage trading) that are not to facilitate the Offer and are limited in scope, so that such index arbitrage activities are consistent with such activities undertaken in the ordinary course of business prior to commencement of the Offer and which reflect the same balance and constituency as the index being hedged;

(6) program trades on behalf of clients (other than Adecco) generally with respect to a basket of securities the composition of which has been proposed by the clients;

(7) hedging activities, including dynamic hedging and other forms of hedging, such as purchasing and selling the Securities and Share options, with respect to the market making activities in derivative products described in paragraph (1) above;

(8) purchasing the Securities for purposes of delivering securities upon exercise of call options or warrants or buying securities in respect of the exercise of put options or warrants in connection with the market making and related hedging activities described in paragraphs (1) and (7) above;

(9) buying Securities to cover short positions entered into after the announcement of the Offer; and

(10) purchases of Securities in a proprietary capacity.

All such activities may have historically, and if the requested relief is granted could continue to be, conducted by Affiliates and Departments that are separate from the merger and acquisition/corporate finance departments of the Financial Advisor. As noted, except to the extent that the relief requested in this letter is granted the Financial Advisor will cease its participation in all Trading Activities inconsistent with the requirements of Rule 14e-5 in the Securities on the Frankfurt Stock Exchange or otherwise. The Financial Advisor seeks exemptive relief from Rule 14e-5 to be permitted to continue purchases or arrangements to purchase the Shares as related to the Trading Activities described above following the announcement of the Offer on January 9, 2006.

III. Rule 14e-5 Relief

A. Background

Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a cash tender offer or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into, exchangeable for, or exercisable for such security, other than pursuant to the offer, from the time the offer is publicly announced until its expiration. Rule 14e-5 applies to the offeror and its affiliates, its dealer manager and its affiliates, any advisor to such persons whose compensation is dependent on the completion of the offer and any person acting, directly or indirectly, in concert with any such persons ("Covered Persons").

Rule 14e-5, as with its predecessor rule, Rule 10b-13, is designed to prevent manipulative and deceptive practices whereby a person making a cash tender or exchange offer purchases (or arranges to purchase) shares otherwise than pursuant to the offer. Among the concerns that Rule 14e-5 is designed to prevent are avoidance of pro-rationing requirements, disparate treatment of persons who tender into the offer and persons who sell securities outside the offer, and holders of large blocks of the subject securities demanding greater or different consideration than that offered pursuant to the tender or exchange offer. None of these concerns are present here.

Rule 14e-5(b) provides certain exceptions to the general rule prohibiting a covered person from purchasing or arranging to purchase the subject security outside the terms of the offer. However, the Trading Activities described above are not technically covered by the exceptions to Rule 14e-5 and thus would be prohibited by the rule. Accordingly, the Financial Advisor and its Affiliates and Departments are requesting relief to engage in purchases of or arrangements to purchase the Securities as related to the enumerated Trading Activities on the conditions set forth below. Without relief, the Financial Advisors would effectively be compelled to stay "out of the market" for a significant period of time due to the restrictions in Rule 14e-5, and to the extent that the Financial Advisors are not able to make a market in the referenced trading markets, the markets and the Financial Advisors's clients will be disadvantaged.

B. Rule 14e-5(b)(8)

Rule 14e-5(b)(8) provides an exception for purchases or arrangements to purchase by an "affiliate of the dealer-manager" if (1) the dealer-manager maintains and enforces written policies and procedures reasonably designed to prevent the flow of information to or from the affiliate that might result in a violation of the U.S. federal securities laws and regulations, (2) the dealer-manager is registered as a broker or dealer under Section 15(a) of the Exchange Act, (3) the affiliate has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel) in common with the dealer-manager that direct, effect or recommend transactions in the securities, and (4) the purchases or arrangements to purchase are not made to facilitate the tender offer.

Rule 14e-5(b)(8) may not, by its terms, apply to the Trading Activities because the Financial Advisor is presently acting as financial advisor to Adecco, and has not been designated as dealer manager, and because the Financial Advisor is a not a U.S. registered broker-dealer.[2] However, the Financial Advisor is providing services of the like provided by dealer managers and has a U.S. affiliate that is a U.S. registered broker-dealer. The Financial Advisor believes that because it otherwise meets the conditions in Rule 14e-5(b)(8), it should be permitted to continue the Trading Activities.

The Financial Advisor maintains and enforces written policies and procedures that are reasonably designed to prevent the transfer of information to or from the Affiliates and Departments that might result in a violation of the U.S. federal securities laws through the establishment of information barrier polices and procedures (the "Information Barriers"). These Information

[2] The Financial Advisor may be deemed a Covered Person with respect to the Offer because its compensation will be affected by the consummation of the Offer.

Barriers, some of which are also required by, inter alia, German and Swiss banking regulations, are intended to prevent improper motives from influencing the purchasing activity of the Affiliates and Departments and to prevent the flow of confidential information between the trading and advisory arms of the Financial Advisor in order to permit unrestricted dealings in securities of clients of the advisory arms. In addition, while the Financial Advisor is not registered under Section 15(a) of the Exchange Act, UBS Securities LLC, an affiliate of UBS AG, is so registered and is thus subject to the high level regulatory and reporting requirements of the U.S. federal securities laws. Consistent with the Information Barriers described above, the personnel in the Affiliates and Departments that direct, effect or recommend transactions in the Securities would not be the same personnel that are providing financial advisory services to Adecco. Furthermore, the Trading Activities would not be conducted in order to facilitate the Offer.

Moreover, the Act already offers shareholders involved in a tender offer protections consistent with those in Rule 14e-5, and include a number of the protections required by the Commission in previous relief letters under Rule 10b-13 and 14e-5. For example, the Act would require the bidder in an offer to increase the offer price to the extent that the price paid by the bidder in any purchase outside the offer is higher than the offer price, which requirement is similar to the voluntary price increase conditions contained in some prior Commission no-action letters. The SEC has previously granted exemptive relief based on similar conditions, including the availability of protections under local laws and regulations. *See, e.g.*, the letter regarding the offer by Telefónica, S.A. for Telecommunicações de São Paulo S.A., et al. (available February 29, 2000); the letter regarding the offer by Telefónica, S.A. for Telecommunicações de São Paulo S.A., et al. (available February 4, 2000); and the letter regarding the offer by Vodafone AirTouch Public Limited Company for Mannesmann AG (available January 27, 2000).

The United Kingdom's City Code on Takeover and Mergers (the "City Code") is a U.K. regulatory framework which governs tender offers occurring in the United Kingdom and, similar to the Exchange Act, was established to ensure fair and equal treatment of all shareholders, to provide adequate and timely advice and information, and to prevent the creation of false markets in securities subject to a tender offer. The City Code provides shareholders involved in a tender offer with protections consistent with those in Rule 14e-5. The Commission is very familiar with the U.K. regulatory regime. In particular, it has included an exemption from Rule 14e-5(a) based on the applicability of the City Code in Rule 14e-5(b)(9), and has granted no-action relief under Rule 14e-5 (or Rule 10b-13) in numerous transactions where the City Code is applicable.[3] Although the Offer is not technically subject to the City Code because DIS is not incorporated in England, the Financial Advisor will voluntarily comply with the City Code. The SEC has previously granted relief under Rule 14e-5 based on voluntary compliance with the City Code. See, e.g., the letter regarding certain trading activities by UBS AG, London Branch and J.P. Morgan Securities Limited during the issuer tender offer of Dairy Farm International Holdings

---

[3] The Rule 14e-5(b)(9) exemption is partly based on the status of a "connected exempt market maker" or "connected exempt principal trader" under U.K. law. Under U.K. law, there are two requirements for establishing such a status with respect to any particular stock. First, a firm must be recognized as a market maker or principal trader with respect to that particular stock by the FSA. Second, the firm must obtain approval from the U.K. Takeover Panel for exempt status. Before granting exempt status, the Takeover Panel must be satisfied with the internal procedures and controls of the firm (including its information barriers).

Limited (available February 21, 2003) (the "2003 UBS Letter"). In the 2003 UBS Letter, the City Code did not apply because the offer in that case was an issuer tender offer and because the issuer was not incorporated in England; the Commission nevertheless granted relief under Rule 14e-5, relying, in part, on representations that during the transaction, UBS would voluntarily comply with the City Code. The SEC has granted no-action relief in other similar situations. See, e.g., the letter regarding Gas Natural SDG S.A.'s proposed acquisition of Endesa S.A. (November 18, 2005); the letter regarding the proposed return of cash by National Grid Transco plc (available June 6, 2005); the letter regarding certain trading activities by J.P. Morgan Securities Limited during the issuer tender offer of Dairy Farm International Holdings Limited (available February 27, 2002); the letter regarding certain trading activities by UBS AG and UBS Warburg during the issuer tender offer of Hongkong Land Holdings Limited (available November 22, 2000); the letter regarding certain trading activities by UBS AG and UBS Warburg during the issuer tender offer of Allied Zurich (available September 13, 2000); the letter regarding certain trading activities by UBS AG and UBS Warburg during the issuer tender offer of Jardine Matheson Holdings Limited (available August 3, 2000); the letter regarding certain trading activities by Credit Suisse First Boston and Cazenove & Co. during the proposed recapitalization of BTR plc (available April 9, 1998); the letter regarding the proposed recapitalization by EMI Group plc (available July 17, 1997); and the letter regarding the proposed recapitalization by Thorn Plc (available June 18, 1997).

In the current transaction, the Financial Advisor will conduct itself as if it were a connected exempt principal trader, as defined in the City Code, during the Offer and voluntarily comply with the requirements of the City Code, except that trades will be reported to the Frankfurt Stock Exchange or the BaFin, as required by applicable German regulations and in lieu of the Panel. The interests of DIS shareholders, which Rule 14e-5 seeks to safeguard, should not be prejudiced by the Trading Activities of the Financial Advisor after the announcement and during the pendency of the Offer. The services provided by the Financial Advisor will be effected in the ordinary course of business, and the Financial Advisor will voluntarily comply with the City Code regulations (other than with respect to the notification of such trades to the Panel) that limit the likelihood that market-making transactions will promote the Offer as well as maintain the Information Barriers described above.

In its Trading Activities, the Financial Advisors and its Affiliates and Departments will comply with the applicable requirements under German law, including the Act, the applicable rules of the Frankfurt Stock Exchange, and, as described above, will voluntarily comply with the City Code, including regulations with respect to the establishment and maintenance of Information Barriers, conflict of interest provisions and other requirements. In light of (1) the presence of a comprehensive set of German rules and regulations dealing with trading activities, (2) the protection under U.K. law, with which the Financial Advisors have voluntarily agreed to comply, against the types of abuses that Rule 14e-5 is designed to prevent, (3) the nature of the Offer, which is to be conducted principally under German law, and (4) the nature of the Shares, which are listed only on the Frankfurt Stock Exchange and predominantly held by foreign-domiciled shareholders, we believe the likelihood of the occurrence of the abuses at which Rule 14e-5 is aimed is remote. The consideration of comity and the policy of promoting U.S. shareholder participation in cross-border transactions also make a compelling case for exemptive relief.

IV. Requested Exemptive Relief

Based on the foregoing, we respectfully request that the Financial Advisor be granted exemptive relief from the provisions of Rule 14e-5 to the limited extent necessary to permit it to engage in the Trading Activities in the Securities after the announcement and during the pendency of the Offer, subject to the following conditions:

(1) All Trading Activities will be conducted outside the United States. No purchases or arrangements to purchase Securities, otherwise than pursuant to the Offer, will be made directly or indirectly on behalf of Adecco;

(2) All purchases of the Securities by the Financial Advisor through the Affiliates and Departments during the Offer will be effected in the ordinary course of business and in compliance with (a) all German laws and rules (including the Act and the rules of the Frankfurt Stock Exchange) applicable to such purchases and (b) to the extent described above, voluntarily with the pertinent provisions of the City Code and will not be undertaken for the purposes of promoting or otherwise facilitating the Offer, or for the purpose of creating actual, or apparent, active trading in, maintaining, or affecting the prices of the Securities;

(3) Each of the Affiliates and Departments that conducts the Trading Activities has no officers (or persons performing similar functions) or employees (other than clerical, ministerial or support personnel), who direct, effect or recommend transactions in the Securities and who are also involved in providing Adecco with financial advisory services or dealer manager services in the future;

(4) The formal tender offer documents, will disclose the possibility that Affiliates and/or Departments of the Financial Advisor may purchase Securities outside the Offer;

(5) The Financial Advisor shall disclose in the United States information regarding such purchases to the extent such information is required to be made public in Germany pursuant to applicable requirements in such jurisdiction;

(6) The Financial Advisor will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all transactions in Securities made by Affiliates and/or Departments of the Financial Advisor during the Offer, on a transaction-by-transaction basis, including:

(a) the size, broker (if any), date and time of execution, and price of purchase; and

(b) the exchange, quotation system, or other facility through which the purchase occurred;

(7) Upon the request of the Division of Market Regulation, the Financial Advisor shall transmit the information as specified in paragraph 6 to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(8) The Financial Advisor shall retain all documents and other information produced pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(9) Representatives of the Financial Advisor shall be made available (in person at the office of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

(10) Except as otherwise exempted herein, the Financial Advisor shall comply with Rule 14e-5 during the Offer.

The Financial Advisor expects that most trading in the Shares will take place on the Frankfurt Stock Exchange, while most trading in derivatives will take place in the over-the-counter market.

V. Conclusion

As financial advisor to Adecco in connection with the Offer, the Financial Advisor has found itself in the position where it will be prohibited from engaging in the Trading Activities during the Offer. To the extent that the Financial Advisor is not able to make a market in the Securities on the Frankfurt Stock Exchange or otherwise, the markets and the Financial Advisor's clients may be disadvantaged. In light of the exemptive relief that the SEC has previously granted in similar circumstances, the Financial Advisor believes that relief is appropriate. Therefore, the Financial Advisor is requesting exemptive relief from Rule 14e-5 in order to allow its Affiliates and Departments to engage in the purchases and arrangements to purchase described in the Trading Activities enumerated above beginning on the date the SEC grants relief through the expiration of the Offer.

* * *

If you have any questions or require any additional information, please contact Ashar Qureshi of Cleary Gottlieb Steen & Hamilton LLP . We respectfully request that you contact us prior to issuing a written response to the request for exemptive relief herein.

Sincerely,

Ashar Qureshi, Esq.

cc: C.J. Rinaldi, Esq.